UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 72873 / August 20, 2014

Admin. Proc. File No. 3-15924

In the Matter of

LIFEHEALTHCARE, INC.,
SMARTLINX, INC., and
TOTAL APPAREL GROUP, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by LifeHealthCare, Inc., Smartlinx, Inc., or Total Apparel Group, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to LifeHealthCare, Inc., Smartlinx, Inc., and Total Apparel Group, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of LifeHealthCare, Inc., Smartlinx, Inc., and Total Apparel Group, Inc., is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Lynn M. Powalski
Deputy Secretary

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[1]   17 C.F.R. ' 201.360(d).

[2]   *LifeHealthCare, Inc., Smartlinx, Inc., and Total Apparel Group, Inc.,* Initial Decision Rel. No. 632 (July 8, 2014), 109 SEC Docket 06, 2014 WL 3105218. The stock symbols and Central Index Key numbers are: LFHE and 1440048 for LifeHealthCare, Inc.; SMLK and 1341327 for Smartlinx, Inc.; and TLAG and 1475146 for Total Apparel Group, Inc.

INITIAL DECISION RELEASE NO. 632
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15924

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of LIFEHEALTHCARE, INC., SMARTLINX, INC., and TOTAL APPAREL GROUP, INC.	INITIAL DECISION ON DEFAULT July 8, 2014

APPEARANCES: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) on June 11, 2014, alleging that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act) and have not filed required periodic reports. The OIP requires that Respondents answer within ten days of service of the OIP. See OIP at 3; 17 C.F.R. § 201.220(b). The Declaration of Neil J. Welch, Jr., to Assist Secretary with Record of Service filed June 16, 2014, shows that Respondents were served with the OIP on June 12, 2014, pursuant to 17 C.F.R. § 201.141(a)(2)(ii).

At a prehearing conference on July 1, 2014, I found each Respondent in default because each had failed to file an answer to the OIP, did not appear at the prehearing conference, and had not otherwise defended the proceeding. 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP to be true as to each Respondent. See 17 C.F.R. § 201.155(a).

Findings of Fact

LifeHealthCare, Inc. (LifeHealthCare), Central Index Key (CIK) No. 1440048, is a void Delaware corporation located in Westport, Connecticut, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). LifeHealthCare is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2010, which reported a net loss of $61,730 for the prior nine months. As of May 29, 2014, LifeHealthCare's stock, symbol "LFHE," was quoted on OTC

Link operated by OTC Markets Group Inc. (OTC Link), had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Smartlinx, Inc. (Smartlinx), CIK No. 1341327, is a revoked Nevada corporation located in Union City, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Smartlinx is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended March 31, 2010, which reported a net loss of $286,989 for the prior twelve months. As of May 29, 2014, the company's stock, symbol "SMLK," was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Total Apparel Group, Inc. (Total Apparel Group), CIK No. 1475146, is a defaulted Nevada corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Total Apparel Group is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of over $3.43 million for the prior nine months. As of May 29, 2014, Total Apparel Group's stock, symbol "TLAG," was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Conclusions of Law

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13. Respondents have failed to do so. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, motion for recons. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419. Moreover, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations. See OIP at 2. Respondents' failure to file timely annual and quarterly reports has resulted in violations of Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.

Sanctions

Exchange Act Section 12(j) authorizes the Commission, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a class of securities or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the registrant has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 439.

The failure to file required periodic reports is a serious violation because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are recurrent in that they have repeatedly failed to file periodic reports for over three and a half years. See Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6251 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. See 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); Robert L. Burns, Investment Advisers Act of 1940 Release No. 3260 (Aug. 5, 2011), 101 SEC Docket 44807, 44826 n.60 (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Respondents have forfeited an opportunity to show they have made efforts to remedy their past violations and to offer assurances against further violations. On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of LifeHealthCare, Inc., Smartlinx, Inc., and Total Apparel Group, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. See 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party. In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. Id.

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Brenda P. Murray
Chief Administrative Law Judge